February 24, 2020

Yin Yan
Chief Executive Officer
Bio Essence Corp.
8 Studebaker Drive
Irvine, CA 92618

       Re: Bio Essence Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed February 7, 2020
           File No. 333-232839

Dear Ms. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Amendment No. 3 to Registration Statement on Form S-1

Cover page

1. Please revise the cover page to provide the information required by Regulation S-K, Item
       501(b)(8)(ii) and (iii).
Risk Factors
We offer our products in China, page 9

2. We note the disclosure that was added in response to comment 5. Please tell us with a view to disclosure whether your products are subject to any regulations by Chinese food or drug regulatory agencies.
 Yin Yan
FirstName LastNameYin Yan
Bio Essence Corp.
Comapany NameBio Essence Corp.
February 24, 2020
Page 2
February 24, 2020 Page 2
FirstName LastName
Corporate History, page 17

3. We note the revised organizational chart included on page 18. Please revise to clarify whether the positions with no individuals listed are vacant positions and if so, whether you have any immediate plans to fill those positions.
Bio Essence Herbal Essentials dba Bio Essence Health Science, page 18

4. We note the revisions on page 18 in response to prior comment 10. Please further revise to eliminate any suggestion that your products have been or will ultimately be determined to be "safe" or "effective", as only the FDA and foreign government equivalent regulators have the authority to make such determinations. Facilities and Logistics, page 20

5. We refer to your revisions on page 26 in response to prior comment 18 and note that your revised disclosure on page 20 indicates that you contract with third-party manufacturers.
         Accordingly, please revise the disclosure on page 26 to clarify the extent to which manufacturing is conducted in-house and the extent to which it is conducted by third-party suppliers.
Experts, page 24

6. We note your revised disclosures in response to prior comment 17. Please revise to disclose the number of doctors and clarify how these contract doctors are "unique" to the industry.
Quality Assurance, page 25

7. We note your response to prior comment 8. Please remove similar disclosure on page 25 that refers to BE Essentials as a leader in nutraceuticals. Summary Compensation Table, page 40

8.       Please update to provide compensation information for fiscal year
2019.
Dilution, page 43

9. We note your response to prior comment 23. Please provide the effective cash cost per share paid by Yin Yan and Jian Yang and other officers and directors of the company. We note in Item 15 on page 49 that all recent sales of unregistered securities have been at a price of $0.50 per share.
Exhibits

10. We re-issue prior comment number 27. Please have counsel revise the legal opinion to remove references to the State of Maryland as your state of incorporation.
 Yin Yan
Bio Essence Corp.
February 24, 2020
Page 3
11. We re-issue prior comment number 29. Please file your material leaseholds as exhibits or explain why they are not required to be filed.
General

12. We refer to prior comment 32 and note that your disclosure on page 45 indicates that you intend to offer and sell the IPO Shares through your officers and directors. Accordingly, please disclose whether Yin Yan and Jian Yang may sell the shares that they own on a resale basis prior to selling all of the company's IPO shares. If these individuals may do so, then revise to disclose potential conflicts of interest with the plan of distribution.
        You may contact David Burton at (202) 551-3626 or Terence O'Brien at
(202) 551- 3355
if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameYin Yan
                                                           Division of
Corporation Finance
Comapany NameBio Essence Corp.
                                                           Office of Life
Sciences
February 24, 2020 Page 3
cc:       Devin W. Bone, Esq.
FirstName LastName